UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ReneSola Ltd
(Name of Issuer)

Shares
(Title of Class of Securities)

G7500C 106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:	G7500C 106

(1)	NAME OF REPORTING PERSONS
Xianshou Li (“Mr. Li”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
30,207,093 shares
	(6)	SHARED VOTING POWER
14,338,710 shares (consisting of (i) 150,000 shares issuable upon the exercise of options held by Ms. Xiahe Lian (“Ms. Lian”), the wife of Mr. Li, which are exercisable within 60 days from December 31, 2013 and with respect to which Mr. Li also shares dispositive power with Ms. Lian, (ii) 1,135,096 shares beneficially owned by Mr. Xiangjun Dong (“Mr. Dong”), and (iii) 13,053,614 shares beneficially owned by Mr. Zhengmin Lian (“Mr. Lian”))
	(7)	SOLE DISPOSITIVE POWER
30,207,093 shares
	(8)	SHARED DISPOSITIVE POWER
150,000 shares (consisting of shares issuable upon the exercise of options held by Ms. Lian which are exercisable within 60 days from December 31, 2013 and with respect to which Mr. Li also shares voting power with Ms. Lian)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,545,803 shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.8%
(12)	TYPE OF REPORTING PERSON*
IN

1

CUSIP NO.:	G7500C 106

(1)	NAME OF REPORTING PERSONS
Champion Era Enterprises Limited (“Champion”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
29,457,093 shares
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
29,457,093 shares
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,457,093 shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.5%
(12)	TYPE OF REPORTING PERSON*
CO

2

CUSIP NO.:	G7500C 106

(1)	NAME OF REPORTING PERSONS
Zhengmin Lian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
13,053,614 shares
	(7)	SOLE DISPOSITIVE POWER
13,053,614 shares
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,053,614 shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%
(12)	TYPE OF REPORTING PERSON*
IN

3

CUSIP NO.:	G7500C 106

(1)	NAME OF REPORTING PERSONS
Assets Train Limited (“Assets”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
13,053,614 shares
	(7)	SOLE DISPOSITIVE POWER
13,053,614 shares
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,053,614 shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%
(12)	TYPE OF REPORTING PERSON*
CO

4

Item 1(a).	Name of Issuer:

ReneSola Ltd (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 8 Baoqun Road
Yaozhuang County, Jiashan Town
Zhejiang Province 314117
People’s Republic of China

Item 2(a).	Name of Person Filing:

Xianshou Li

Champion Era Enterprises Limited

Zhengmin Lian

Assets Train Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Mr. Li and Mr. Lian is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC. The address of the principal business office of the Champion and Assets is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:

Mr. Li and Mr. Lian are citizens of the People’s Republic of China. The place of organization of the Champion and Assets is the British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Shares of no par value

Item 2(e).	CUSIP Number:

G7500C 106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

5

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of

Xianshou Li(1)	44,545,803 shares	21.8%	30,207,093 shares	(1)(2)	14,338,710 shares	(3)(4)(5)	30,207,093 shares	(1)(2)	150,000 shares	(5)

Champion Era Enterprises Limited(1)	29,457,093 shares	14.5%	29,457,093 shares		0		29,457,093 shares		0

Zhengmin Lian(6)	13,053,614 shares	6.4%	0		13,053,614 shares		13,053,614 shares		0

Assets Train Limited(6)	13,053,614 shares	6.4%	0		13,053,614 shares		13,053,614 shares		0

*	Based on a total of 203,367,464 outstanding shares of the Issuer as of December 31, 2013.

(1)	As of December 31, 2013, Champion was the record owner of 29,457,093 shares of the Issuer. Champion is indirectly wholly owned by the LXS Family Trust of which Mr. Li is the settlor. The trustee of the LXS Family Trust is HSBC International Trustee Limited (“HSBC”). Pursuant to the trust deed dated November 25, 2010 between Mr. Li and HSBC, Mr. Li holds all voting and investment powers of Champion and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Li may be deemed to beneficially own all of the shares held by Champion. HSBC should not be deemed a beneficial owner of the shares in the Issuer held by Champion under Section 13(d) of the Exchange Act.

(2)	Includes 750,000 shares of the Issuer issuable upon the exercise of options held by Mr. Li, which are exercisable within 60 days from December 31, 2013.

(3)	Includes 13,053,614 shares of the Issuer beneficially owned by Mr. Lian. Mr. Li holds shared voting rights with Mr. Lian with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Li and Assets. Under the voting agreement, Assets irrevocably appointed Mr. Li as its attorney and proxy with full power of substitution with respect to 13,053,614 shares held by Assets, to vote and act at all shareholder meetings and give written consent on behalf of Assets on matters of the Issuer requiring shareholder approval.

(4)	Includes 1,135,096 shares of the Issuer beneficially owned by Mr. Dong. Mr. Li holds shared voting rights with Mr. Dong with respect to those shares pursuant to an irrevocable voting agreement entered into between Mr. Li and Dynasty Time Limited (“Dynasty”). Under the voting agreement, Dynasty irrevocably appointed Mr. Li as its attorney and proxy with full power of substitution with respect to 1,135,096 shares held by Dynasty, to vote and act at all shareholder meetings and give written consent on behalf of Dynasty on matters of the Issuer requiring shareholder approval. Dynasty is indirectly wholly owned by the DXJ Family Trust of which Mr. Dong is the settlor. The trustee of the DXJ Family Trust is HSBC. Pursuant to the trust deed dated November 25, 2010 between Mr. Dong and HSBC, Mr. Dong holds all voting and investment powers of Dynasty and its assets.

(5)	Includes 150,000 shares of the Issuer issuable upon the exercise of options held by Ms. Lian, the wife of Mr. Li, which are exercisable within 60 days from December 31, 2013 and with respect to which Mr. Li also shares voting power and dispositive power with Ms. Lian.

6

(6)	As of December 31, 2013, Assets was the record owner of 13,053,614 shares of the Issuer. Assets is indirectly wholly owned by the LZM Family Trust of which Mr. Lian is the settlor. The trustee of the LZM Family Trust is HSBC. Pursuant to the trust deed dated November 25, 2010 between Mr. Lian and HSBC, Mr. Lian holds all voting and investment powers of Assets and its assets. Pursuant to Section 13(d) of the Exchange Act, Mr. Lian may be deemed to beneficially own all of the shares held by Assets. HSBC should not be deemed a beneficial owner of the shares in the Issuer held by Assets under Section 13(d) of the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Xianshou Li

Champion Era Enterprises Limited

Zhengmin Lian

Assets Train Limited

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2014

Xianshou Li	/s/ Xianshou Li
Xianshou Li

Champion Era Enterprises Limited	By:	/s/ Xianshou Li
	Name:	Xianshou Li
	Title:	Director

[Signature Page to Schedule 13G]

Zhengmin Lian	/s/ Zhengmin Lian
Zhengmin Lian

Assets Train Limited	By:	/s/ Zhengmin Lian
	Name:	Zhengmin Lian
	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of no par value of ReneSola Ltd, a British Virgin Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 14, 2014.

Xianshou Li	/s/ Xianshou Li
Xianshou Li

Champion Era Enterprises Limited	By:	/s/ Xianshou Li
	Name:	Xianshou Li
	Title:	Director

[Signature Page to Joint Filing Agreement, Schedule 13G]

Zhengmin Lian	/s/ Zhengmin Lian
Zhengmin Lian

Assets Train Limited	By:	/s/ Zhengmin Lian
	Name:	Zhengmin Lian
	Title:	Director

[Signature Page to Joint Filing Agreement, Schedule 13G]